March 16, 2010

RE: Get cash now from your IMH Secured Loan Fund, LLC investment.

Dear Investor,

Good news!  Now you can sell your IMH Secured Loan Fund, LLC investment and regain control of your money.  Right now, MPF will pay you $1,000 per unit. Move the money into a more liquid investment, pay off bills, or buy something you need. It’s your money. Use it any way you want. But this offer expires on April 26, 2010, so you must act soon.

Why take advantage of this opportunity today?

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Guarantee your cash now. IMH Secured Loan Fund, LLC is likely to continue in perpetuity and though IMH Secured Loan Fund, LLC would like to list on the New York Stock Exchange there is no guarantee that this will occur.  Sell today and ensure you get your money out from this security.

•	Regain control over your investments. It’s your money, but you can’t access it. Now you can move your money into a more liquid investment or simply cash out and use the cash how you see fit.

•
Sell without broker fees or commissions. Most secondary market sales incur fees and commissions of up to 7% of the sale price and are subject to a $150 - $200 minimum fee per trade. With us, these fees and commissions are eliminated.  We pay any Fund transfer fees.

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Eliminate the long and uncertain waiting period. Private and non-traded securities like IMH Secured Loan Fund, LLC can be very difficult to sell. It can take weeks or months to find an interested buyer and IMH Secured Loan Fund, LLC may continue in perpetuity. But now you can sell your units and get your money.

•
Avoid retirement account fees. Many IRAs charge fees for holding this type of asset. We can send your cash directly to your retirement account so you can consolidate your accounts or transfer the funds to an account that charges lower fees.

•	Cut the time and expense of IRS documents. If you sell your Units now, this could be the last year you will have to file those complicated and expensive K-1s with your tax returns.

If you act today, you can get your cash now and may drastically reduce your end-of-year, tax-related expenses and headaches. We will mail your check within three business days after IMH Secured Loan Fund, LLC confirms the transfer.

MPF has been in the business of buying private real estate investments for over 25 years and has successfully cashed-out tens of thousands of investors like you. Our advisory affiliate is a registered investment adviser with the SEC and has over $200 million dollars under management. There are no financing contingencies with this offer.

Please carefully read the enclosed Offer to Purchase and Assignment Form. If you choose to sell your Units to us, please fill out the enclosed form and return it to us today so we can send you your money. If you have any questions, please call us at (925) 631-9100, fax us at (925) 631-9119, or email us at offers@mpfi.com.

Sincerely,

Pat Patterson
President, MacKenzie Patterson Fuller, LP

P.S. Remember, this offer expires April 26, 2010. So don’t delay. Fill out and mail in the IMH Secured Loan Fund, LLC Assignment Form today so we can rush you a check.